Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
10-31-01

For the month of October 2001

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

F/N MAYNE NICKLESS LTD

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

8 October 2001

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 3 (including this page)

Dear Sir

Mayne Health Logistics Pty Limited is a wholly-owned subsidiary of Mayne Nickless Limited (together, "Mayne"). We refer to Mayne's takeover bid for all of the options in FH Faulding & Co Limited and forward the following documents to the Company Announcements Office:

1. Form 6021 Notice of compulsory acquisition following takeover bid to be sent to dissenting shareholders, dated 8 October 2001; and

2. Form 6021 Notice of compulsory acquisition following takeover bid to be sent to dissenting optionholders, dated 8 October 2001.

Yours sincerely

Lavender

For **John Priestley**
Company Secretary

ASIC registered agent number	
lodging party or agent name	Clayton Utz
office, level, building name or PO Box no	PO Box H3
street number and name	
suburb/city	AUSTRALIA SQUARE state/territory NSW postcode 1215
telephone	
facsimile	
DX number	370 suburb/city Sydney

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Act
661B(1)(a)

To ***[Insert name and address of shareholder]***

Securities of F H Faulding & Co Limited ACN 007 870 984 (the **"Company"**)

1. Under an Off Market Bid offers were made by Mayne Health Logistics Pty Limited ACN 097 064 894 (the **"bidder"**) in respect of the acquisition of ordinary shares in the Company. The offers closed on 2 October 2001.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer or you are, or are entitled to be, registered as the holder of securities which were issued to you after 2 October 2001 but before the date of this notice.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act (the **"Act"**) that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to the bidder, to elect which of the following forms of consideration will apply to the acquisition of your securities:

   (a) 2.344 new Mayne Nickless Limited ACN 004 073 410 (**"Mayne"**) ordinary shares (**"New Mayne Shares"**) for every Company ordinary share (**"Faulding Share"**) held; or

   (b) the **"Part Cash Alternative"** - $6.50 cash plus 1.239 New Mayne Shares for every Faulding Share held; or

   (c) the **"Maximum Cash Alternative"** - $6.50 cash and 1 unsecured note (**"Unsecured Note"**) for every Faulding Share held. Each Unsecured Note is redeemable for:

      (i) up to $7.84 cash, to the extent that there is cash available from a total cash pool (for both the Part Cash Alternative and the Maximum Cash Alternative) of approximately $1.108 billion; or

      (ii) to the extent cash is not available, 0.158 New Mayne Shares for each $1 that would otherwise be payable in cash.

   If you do not elect which of the alternative forms of consideration will apply to the acquisition of your securities, the form of consideration that will apply will be the Part Cash Alternative.

6. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

8. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature print name Peter Smedley capacity Director

ASIC registered agent number	
lodging party or agent name	Clayton Utz
office, level, building name or PO Box no	PO Box H3
street number and name	
suburb/city	AUSTRALIA SQUARE state/territory NSW postcode 1215
telephone	
facsimile	
DX number	370 suburb/city Sydney

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Act
661B(1)(a)

To ***[Insert name and address of optionholder]***

Securities of F H Faulding & Co Limited ACN 007 870 984 (the **"Company"**)

1. Under an Off Market Bid offers were made by Mayne Health Logistics Pty Limited ACN 097 064 894 (the **"bidder"**) in respect of the acquisition of options to subscribe for ordinary shares in the Company. The offers closed on 5 October 2001.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer or you are, or are entitled to be, registered as the holder of securities which were issued to you after 5 October 2001 but before the date of this notice.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act (the **"Act"**) that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. Deleted.

6. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

8. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature

print name Peter Smedley capacity Director

sign here [signature] date 8 / 10 / 01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: _[signature]_

Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002